FOR IMMEDIATE RELEASE	March 24, 2016

Micromem: Filings

Toronto, New York, March 24, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) announces it has filed its Form 51-102F6 Statement of Executive Compensation (the “Form(s)”) for the year ended October 31, 2014. The Form for the year ended October 31, 2015 has been included in the Management Information Circular dated March 7, 2016 related to the Company’s Annual General Meeting of Shareholders to be held on April 26, 2016.

The filing of the Forms are an annual requirement. The 2014 Form should have been filed as part of our 2014 annual filing as of March 1, 2015. This information is being filed in compliance with the Ontario Securities Commission (the “OSC”) requirements. The OSC initiated a periodic Continuous Disclosure Review of the Company’s filings in September, 2015. The Company has now completed all of the filing requirements as stipulated by the OSC.

The quarterly reporting package for the three months ended January 31, 2016 will be filed on Monday, March 28, 2016.

These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
CSE - Symbol: MRM
Shares issued: 197,359,702
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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